UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the Notice of Change of Auditors June 30, 2008

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.

1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES:

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.

July 18, 2008
Per: /s/ Sylvain Aubry
Sylvain Aubry
Senior Director, Legal Affairs and Corporate Secretary

APPENDIX B

NOTICE OF CHANGE OF AUDITORS

Pursuant to National Instrument 51-102, Section 4.11

Alimentation Couche-Tard Inc. (the "Company") hereby gives notice, pursuant to section 4.11 of National Instrument 51-102, as follows:

1.

Currently, Raymond Chabot Grant Thornton LLP ("RCGT") are the auditors of the Company. The audit committee of Company’s board of directors conducted a review of the Company’s audit requirements and the offer of services for the financial year 2009 and the fees associated with such services. As a result of that review, the Company’s audit committee determined to recommend (i) not to put RCGT forward for renewal as auditors of the Company at the expiry of RCGT’s current term of office and (ii) the appointment of PricewaterhouseCooper LLP as the Company’s auditors at the annual meeting of shareholders to be held on September 3, 2008 or at any adjournment thereof.

2.

By unanimous written resolution dated June 30, 2008, the board of directors of the Company approved the recommendations of its audit committee indicated above.

3.

There has been no reservation contained in the auditors’ reports on the Company’s annual financial statements for the two fiscal years preceding the date of this notice, being the reports of RCGT for the fiscal years ended, respectively, April 27, 2008 and April 29, 2007.

4.

In connection with the audits for the two fiscal years ended April 27, 2008 and through to this date, there have been no reportable events, as defined in National Instrument 51-102.

DATED at Laval, Québec, this 30th day of June 2008.

(s) Sylvain Aubry
_________________________________

Sylvain Aubry
Senior Director, Legal Affairs and
Corporate Secretary

PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. 1250 René-Lévesque Boulevard West Suite 2800 Montréal, Quebec Canada H3B 2G4 Telephone +1 514 205 5000 Fax +1 514 876 1502

To:
Autorité des marchés financiers (Québec)
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
Securities Commission of Newfoundland and Labrador

Dear Sirs:

We have read the statements made by Alimentation Couche-Tard Inc. in the attached copy of Change of Auditor Notice dated June 30, 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Change of Auditor Notice dated June 30, 2008 except that we have no basis to agree or disagree with the following statement :

"In connection with the audits for the two fiscal years ended April 27, 2008 and through this date, there have been no reportable events, as defined in National Instrument 51-102."

Yours very truly,

Chartered Accountants

Montreal, July 3, 2008

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP/s.r.l./s.e.n.c.r.l. and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Raymond Chabot Grant Thornton LLP
Autorité des marches financiers (Québec)
Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Ontario Securities Commission
Prince Edward Island Securities Commission
Saskatchewan Securities Commission
Securities Commission of Newfoundland and Labrador	Suite 2000 National Bank Tower 600 De La Gauchetière Street West Montréal, Québec H3B 4L8 Telephone: 514-878-2691 Fax: 514-878-2127 www.rcgt.com

Re:

Notice of Change of Auditors
Alimentation Couche-Tard Inc. (the "Company")

Ladies and Gentlemen:

We have read the statements made by the Company in the attached Notice of Change of Auditors dated June 30, 2008, which we understand will be filed pursuant to Section 4.11 of the National Instrument 51-102.

We agree with the statements in the Notice of Change of Auditors dated June 30, 2008.

Yours truly,

Chartered Accountants

Montreal, July 15, 2008

Chartered Accountants
Member of Grant Thornton International Ltd.